Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Duddell Street Acquisition Corp. on Form S-1 of our report dated September 4, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the  financial statements  of Duddell Street Acquisition Corp. as of August 31, 2020 and for the period from August 28, 2020 (inception) through August 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 1, 2020